787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

July 23, 2010

VIA EDGAR

John Ganley

Chad Eskildsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Credit Suisse High Income Fund, a series of Credit Suisse Opportunity Funds Registration Statement on Form N-14 Filed on June 24, 2010 (the “Registration Statement”)
Securities Act File No. 333-167739

Dear Messrs. Ganley and Eskildsen:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in a telephone conversation with the undersigned regarding the above-referenced Registration Statement on July 22, 2010.  The Registration Statement relates to the proposed acquisition by Credit Suisse High Income Fund (the “Fund”), a series of Credit Suisse Opportunity Funds, of all of the assets and liabilities of Credit Suisse High Yield Fund, Inc., in exchange for Common Class shares of the Fund (the “Reorganization”).

For your convenience, the substance of the Staff’s comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:                                                            In the response to the question relating to a comparison of operating expenses in the “Questions & Answers” section, please indicate that the voluntary waivers and expense reimbursements may be eliminated at any time.

Response:                                                                                        The requested change has been made.

Comment No. 2:                                                            Please explain why estimated fees and expenses for the Funds are presented in the fee table, instead of actual fees and expenses incurred during the most recent fiscal year..

Response:                                                                                        The estimated fees and expenses presented take into account actual fees and expenses incurred from each Fund’s most recent fiscal year end through April 30, 2010. The Registrant

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

believes that the presentment of estimated fees and expenses for each Fund’s current fiscal year based in part on amounts incurred as of a more recent date than the applicable fiscal year end is more informative to shareholders.

Comment No. 3:                                                            In the captions to tables where “Pro Forma Combined Fund” is referenced, please use the term “Pro Forma Combined High Income Fund.”

Response:                                                                                        The requested changes have been made.

Comment No. 4:                                                            Please provide the total dollar amount of the expenses of the Reorganization.

Response:                                                                                        The expenses of the Reorganization are being paid for by Credit Suisse and its affiliates.  As a result, the total dollar amount of such expenses is not required to be disclosed.

Comment No. 5:                                                            In the Pro Forma Combined Fund Schedule of Investments, please include a statement to the effect that, as of April 30, 2010, all of the securities held by the High Yield Fund are compliant with the investment policies and restrictions of the High Income Fund.  To the extent that any such securities are not compliant and will need to be sold prior to the Reorganization, please include a statement to such effect and indicate which securities will be required to be sold.

Response:                                                                                        As of April 30, 2010, all of the securities held by the High Yield Fund comply with the investment policies and restrictions of the High Income Fund, and a statement has been added to such effect.

The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Securities and Exchange Commission (the “Commission”) and reviewed by the Commission’s staff (the “Staff”), it acknowledges that:

(a)           the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)          Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/Elliot J. Gluck
Elliot J. Gluck

cc:	Michael Pignataro, Credit Suisse Asset Management, LLC
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP